LAW, COMPLIANCE AND EXTERNAL AFFAIRS

J. Neil McMurdie
Senior Counsel
(860) 580-2824
Fax: (860) 580-4897
Neil.McMurdie@voya.com

October 20, 2014

EDGARLINK

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Voya Retirement Insurance and Annuity Company
Prospectus Title: Voya Select Rate
File No.: 333-166370
Withdrawal of Registration Statement on Form S-3
Rule 477 Filing

Dear Ladies and Gentlemen:

On September 30, 2014, the above-named Registrant submitted for filing, pursuant to the Securities Act of
1933 (the “33 Act”), Post-Effective Amendment No. 3 to Registration Statement on Form S-3 (File No. 333-
166370).

We respectfully request withdrawal of Post-Effective Amendment No. 3, pursuant to Rule 477 under the 33
Act.

Please call me with your questions or comments.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

Windsor Site	Voya Services Company
One Orange Way, C2N
Windsor, CT 06095-4774